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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sonia Bednarowski Dietrich King Bonnie Baynes Lisa Vanjoske

Re:	Revolution Medicines, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on September 19, 2019 CIK No. 0001628171

Ladies and Gentlemen:

On behalf of our client, Revolution Medicines, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 3”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on September 19, 2019 (the “Draft Submission”), which was amended by Amendment No. 1 submitted on October 29, 2019 (“Amendment No. 1”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 dated November 5, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 3, including copies which have been marked to show changes from Amendment No. 1, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

January 10, 2020

Prospectus Summary

Overview, page 1

1.

We note your revised disclosure on page 1 and throughout in response to comment 1 that RMC-4630 is a potent and selective inhibitor of SHP2, “based on preclinical evidence described in this prospectus.” Please provide a summary of the preclinical studies in the prospectus summary, including the range of results observed, a description of how the test was conducted and the number of tests conducted. Similarly, on page 103, please revise to include a summary of the preclinical study conducted with RMC-4530, including the range of results observed, how the test was conducted and the number of tests conducted.

Response:    In response to the Staff’s comment, the Company has revised the section under the heading “Business—Our pipeline—Our SHP2 inhibitor, RMC-4630—Preclinical profile of RMC-4630” on page 118 of the Registration Statement to include the information requested by the Staff regarding preclinical evidence related to RMC-4630. The section entitled “Prospectus summary” on page 1 of the Registration Statement includes a reference to this disclosure. The Company believes the section of the prospectus under the heading “Business—Our pipeline—Our SHP2 inhibitor, RMC-4630—Preclinical profile of RMC-4630” is the appropriate section to describe the evidence providing the basis for the Company’s statement that RMC-4630 is a potent and selective inhibitor of SHP2 based on preclinical evidence described in the prospectus.

Certain relationships and related party transactions

Transactions with Sanofi, page 174

2.

Please include the disclosure required by Item 404 of Regulation S-K for the Quality Agreement and Clinical Supply Agreement with Sanofi, including the approximate dollar value of the amount involved with these agreements.

Response:    In response to the Staff’s comment, the Company has revised page 198 of the Registration Statement.

* * *

January 10, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by email to Mark.Roeder@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	Mark A. Goldsmith, M.D., Ph.D., Revolution Medicines, Inc.

Margaret Horn, Revolution Medicines, Inc.

John C. Williams, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP